

January 22, 2010

<u>**Via Facsimile (212) 999-6891 and U.S. Mail**</u>
Michael M. Horn, Esq.
McCarter & English LLP
 Four Gateway Center
100 Mulberry Street
Newark, NJ 07102

      Re: **Pamrapo Bancorp, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed January 12, 2010 by William J. Campbell
               File No. 1-18014

               Schedule 13D filed by William J. Campbell
               Filed January 20, 2010
               File No. 5-40552

Dear Mr. Horn:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

PREN 14A filed January 12, 2010

General

1.   Please revise the facing page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the Schedule 14A filing is being made by each of the participants. In this regard, we note that Mr. Dugan is serving as co-proxy with Mr. Campbell and is identified as such on the form of proxy card.   Please identify Mr. Dugan as a participant and include his name on the facing page of the Schedule 14A.   For further guidance, see Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant."

2.   Please revise to include any participant information required by Item 5(a) of Schedule 14A with respect to Mr. Dugan.

3.   We refer you to http://stopthepamrapomergerintobcb.blogspot.com. It would appear that materials encouraging shareholders to both "vote against" the merger and to "please call [y]our proxy solicitor, The Altman Group" for assistance in voting their shares were made publicly available on November 24, 2009 and December 9, 2009. None of these materials appear to have been filed as soliciting materials under cover of Schedule 14A on the date of first use. Please refer to the definition of "solicitation" as defined in Exchange Act Rule 14a-1(l)(iii). Please supplementally provide us with your analysis of why such materials were not filed under cover of Schedule 14A on the date of first use. We may have further comment.

4.   In a separate section of the proxy, please revise to include a brief discussion of the background involvement of the participants with the company, including any written or other contacts with representatives of the company and BCB. Specifically, please reference any contacts Mr. Campbell had with BCB management or the Board prior to his retirement and in the months following the execution of the merger agreement and leading up to the current solicitation.

Reasons to Vote Against the Proposed Merger Agreement, page 2

The Merger Can Be Blocked If You Vote Against It, page 2

If obtaining maximum shareholder value is the goal, this is precisely the wrong time to merge and BCB is the wrong merger partner…, page 2

5.   Please revise here and in future filings to avoid presenting assertions of belief as assertions of fact. Accordingly, please clarify that it is Mr. Campbell's belief that the current merger with BCB is at the wrong time and with the wrong partner.

6.   The caption implies a link between the maximization of shareholder value and both the timing of the merger and merger counter party. The bullet points that follow the caption do not appear to support the statement that the merger is occurring at "precisely the wrong time." Please revise to provide such support or remove the statement. Further, please revise to clarify that a vote against the merger would not guarantee the achievement of the goal of maximizing shareholder value.

7.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following:

- assertions that BCB's strategy of paying the highest rates on deposits has resulted in increased costs to the bank; and,

- stating that "over 69% of BCB's loans were in *risky construction and commercial real estate…*" (emphasis added).

Where the basis of support is other documents such as the testimony of the FDIC Chairman you cite to or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

8.   Mr. Campbell discloses his belief that BCB's loans are in the "risky" construction and commercial real estate loan categories.   Please revise to acknowledge that generalizations regarding the risk level of loans based on the category of loan may not mean that the specific loans within BCB's unique loan portfolio are, in fact, high risk loans.

9.   Further to our comment above. The statement in the disclosure that is attributed to the FDIC Chairman references the risk associated with only the commercial real estate loans category and makes no mention of the construction loans category. Please revise to clarify the distinction made, if any, between construction and commercial real estate loan categories. Further, if such distinction would be relevant to an understanding of the loans BCB holds, please disaggregate from the total amount, the percentage of loans within each of BCB's construction versus commercial real estate loan categories.

Why did Pamrapo Choose BCB as a Merger Partner, page 2

10.   Given the emphasis throughout the disclosure on the BCB shares owned by
        Pamrapo directors, please revise to provide further context to your statements and
        clarify the percentage of outstanding BCB shares each director owns each time
        reference is made to a director's BCB share ownership.

11.   The disclosure advises shareholders to be aware of the "significant" conflict of
        interest stemming from Pamrapo directors' ownership of BCB shares. Based on
        the share ownership levels disclosed in the Company's Revised Definitive Proxy
        statement, it is not apparent that such ownership levels are significant or that that
        they would cause a "significant" conflict of interest. Accordingly, please provide
        further support for the characterization of the "significant" conflict of interest
        stemming from the Pamrapo directors' ownership of shares or remove the
        characterization of the conflict as "significant" based on share ownership levels.

Did the Pamrapo directors who own shares of BCB Common Stock Consider any
alternatives…, page 3

12.   Please explain the statement that "no further action" was taken by the Board
        following two regional banks' unsolicited indications of interest in Pamrapo in the
        spring of 2009.   In this regard, we note disclosure in the revised proxy materials
        filed by the Company in which the Company acknowledges that the Board
        discussed the inquiries with their financial advisor in June 2009. Please revise or
        advise.

Will Your Pamrapo Branch Survive After the Merger?, page 4

13.   Revise to provide more balanced disclosure that addresses both the positive and
        negative consequences of the merger. For example, we refer you to the soliciting
        materials filed by BCB Bancorp on December 16, 2009 in which it discloses the
        relative benefits of the merger, inclusive of benefits that would result in expanded
        branch hours and service and the provision of community banking services. In
        light of the disclosure made by BCB Bancorp, please provide support for Mr.
        Campbell's belief that following the merger, branch offices "will be closed…and
        Pamrapo customers will no longer enjoy the friendly, community bank service
        that has characterized Pamrapo for years." In the alternative, remove such
        statements.

14.   Based on objective criteria referenced in your proxy statement regarding the total
        assets, deposits and shareholders' equity of Pamrapo and BCB, it would appear
        that Pamrapo and BCB are similar or comparable companies. As such, please
        further explain and provide further support for the statement that the merger "is

>   not and has never been a merger of equals…"

The Special Meeting, page 4

15.   You indicate that Messrs. Campbell and Dugan may deliberately fail to attend the special meeting for purposes of preventing the establishment of quorum. Please provide a detailed legal analysis of how this proposed course of action is in compliance with Exchange Act Rule 14a-4(e). Further, supplementally provide us with an analysis of your ability under state law and the company's constitutive documents, to intentionally fail to attend the meeting and vote proxies that you have solicited in connection with the special meeting and any risk attendant with such plans. We may have further comment.

Proxy Solicitation and Expenses, page 10

16.   It appears that you intend to solicit proxies by mail, telephone, telefax, telegraph, e-mail, newspapers and other publications of general distribution and in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

17.   Please see our prior comment. Please supplementally provide, as appropriate, any and all written materials used in presentations to shareholders in advance of the filing of the preliminary proxy statement.

18.   Please see prior comment 16. Clarify whether you intend to solicit proxies over the Internet. If so, advise us of whether you plan to solicit via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Schedule 13D filed January 20, 2010

19.   We note the filing of Schedule 13D on January 20, 2010. Given Mr. Campbell's vocal opposition to the merger as expressed in written materials posted on the blog site noted in a prior comment, please advise us of the consideration given to filing the 13D in November 2009 or any point prior to the filing of the preliminary proxy statement. We may have further comment.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Howard Berkower, Esq.
                        McCarter & English LLP